UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2009

ORIX Corporation

(Translation of registrant’s name into English)

Mita NN Building 4-1-23 Shiba, Minato-ku

Tokyo, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

1.	English press release entitled, “Announcement Regarding Number of Shares to be Issued”, made public on Friday, July 17, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 17, 2009	By:	/s/ Haruyuki Urata
	Name:	Haruyuki Urata
	Title:	Director Deputy President Chief Financial Officer

July 17, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

Announcement Regarding Number of Shares to be Issued

TOKYO, Japan – July 17, 2009 – ORIX Corporation (TSE, OSE: 8591, NYSE: IX, hereinafter “ORIX”), a leading integrated financial services group, announces that the number of shares to be issued by exercise of an option granted to the underwriters in the International Offering to purchase additional shares, has been decided, relating to the primary offering of new shares that was resolved in accordance with the approval by the Board of Directors on June 23, 2009 and by the Representative Executive Officer on July 2, 2009 and July 13, 2009, as set forth below.

Number of shares to be issued by exercise of the option granted to the underwriters in the International Offering:	1,710,400 shares

For Reference

1. Class and number of shares offered in the offering

Number of shares of common stock of ORIX which is the sum of (1) and (2) below:	18,000,000 shares

(1) 16,289,600 shares underwritten by the underwriters in the respective offering below:

(i) Japanese Public Offering:	4,186,860 shares

(ii) International Offering:	12,102,740 shares

(2) Number of shares which shall be the subject of the option granted to the underwriters in the International Offering to purchase additional shares:	1,710,400 shares

2. Change in number of shares issued as a result of the offering of new shares

Number of shares issued at present (as of June 30, 2009):	92,217,488 shares

Increase in number of shares as a result of the offering:	18,000,000 shares

Total number of shares issued after the offering:	110,217,488 shares

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the number of shares to be issued relating to the primary offering of new shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

ORIX has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: 1-212-449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.